

News Release – October 20, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: October 20, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On October 19, 2006, Jan A Vestrum, President and Chief Executive Officer of Crew bought 4.7 million shares in Crew at NOK 14.91 fulfilling a previously announced forward contract, sold 4.7 million shares in Crew at NOK 14.91 and bought 4.7 million shares in Crew at NOK 15.09 by way of a new forward contract with maturity January 18, 2007.

Mr Vestrum`s total exposure is 10,099,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

Jan A Vestrum
President & CEO

Safe Harbour Statement